EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Third Quarter		First Nine Months
(Dollars in millions)	2013	2012	2013	2012

Earnings from continuing operations before income taxes	$433	$218	$1,157	$730
Add:
Interest expense	46	50	141	100
Appropriate portion of rental expense (1)	6	7	19	16
Amortization of capitalized interest	2	2	5	5
Earnings as adjusted	$487	$277	$1,322	$851

Fixed charges:
Interest expense	$46	$50	$141	$100
Appropriate portion of rental expense (1)	6	7	19	16
Capitalized interest	1	1	3	3
Total fixed charges	$53	$58	$163	$119

Ratio of earnings to fixed charges	9.2x	4.8x	8.1x	7.2x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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